UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 November 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y
Change of Director’s Interest Notice
4 November 2024

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	13 December 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in BHP Group Limited held by HSBC Bank Australia in a shareholder account of which Mike Henry is the sole beneficiary and ordinary shares in BHP Group Limited held by HSBC Security Services Asia Pac in a shareholder account of which Mike Henry is the sole beneficiary.
Date of change	31 October 2024
No. of securities held prior to change

Ordinary shares:

410,001 ordinary shares in BHP Group Limited.

Options and other rights:

693,358 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

279,820 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Class	Ordinary shares

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number acquired	130,407 ordinary shares in BHP Group Limited.
Number disposed	62,373 ordinary shares in BHP Group Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Vesting of 130,407 of share rights for nil consideration. On-market sale of 62,373 ordinary shares in BHP Group Limited for A$42.83.
No. of securities held after change

Ordinary shares:

478,035 ordinary shares in BHP Group Limited.

Options and other rights:

521,214 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

235,485 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

1. The acquisition of 86,072 ordinary shares in BHP Group Limited following the vesting of awards under the 2019 Long Term Incentive Plan* and 44,335 ordinary shares in BHP Group Limited following the vesting of awards under the Cash and Deferred Plan.

2. The on-market sale of 62,373 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

*   Mike Henry’s 2019 Long Term Incentive Plan award comprised of 172,144 awards, subject to the achievement of performance conditions. The five year performance period ended on 30 June 2024 and performance against the Total Shareholder Return performance condition resulted in 50 per cent of the awards vesting (equal to 86,072 ordinary shares). Further detail in respect of the 2019 Long Term Incentive award is provided in BHP’s Remuneration Report released on 27 August 2024.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y
Change of Director’s Interest Notice
4 November 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Authorised for release by Stefanie Wilkinson, Group Company Secretary

Stefanie Wilkinson

T + 61 3 9609 2153

T + 61 3 9609 3500

BHP Group Limited ABN 49 004 028 077

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 554 757 Fax +61 3 9609 3015

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Confidential

4 November 2024

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated
a)	Name	Mike Henry
2	Reason for the notification
b)	Position/status	PDMR (Chief Executive Officer)
a)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BHP Group Limited
b)	LEI	WZE1WSENV6JSZFK0JC28
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.
a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4
b)	Nature of the transaction

1.  The acquisition of 86,072 ordinary shares in BHP Group Limited following the vesting of share awards under the Long Term Incentive Plan and 44,335 ordinary shares in BHP Group Limited following the vesting of share awards under the Cash and Deferred Plan.

2.  The on - market sale of 62,373 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume
		1	Nil	130,407
		2	AUD $42.83	62,373
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2024-10-31 2. 2024-10-31
f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

Confidential

1	Details of the person discharging managerial responsibilities / persons closely associated
a)	Name	Brandon Craig
2	Reason for the notification
b)	Position/status	PDMR (President, Americas)
c)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BHP Group Limited
b)	LEI	WZE1WSENV6JSZFK0JC28
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.
a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4
b)	Nature of the transaction

1.  The acquisition of 19,945 ordinary shares in BHP Group Limited following vesting of share awards under the Management Award Plan.

2.  The on-market sale of 9,025 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume
		1	Nil	19,945
		2	AUD $42.83	9,025
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2024-10-31 2. 2024-10-31
f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

Confidential

1	Details of the person discharging managerial responsibilities / persons closely associated
a)	Name	Geraldine Slattery
2	Reason for the notification
b)	Position/status	PDMR (President Australia)
c)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BHP Group Limited
b)	LEI	WZE1WSENV6JSZFK0JC28
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.
a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4
b)	Nature of the transaction

1.  The acquisition of 58,686 ordinary shares in BHP Group Limited following the vesting of share awards under the Management Award Plan and 23,784 ordinary shares in BHP Group Limited following the vesting of share awards under the Cash and Deferred Plan.

2.  The on-market sale of 39,453 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume
		1	Nil	82,470
		2	AUD $42.83	39,453
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2024-10-31 2. 2024-10-31
f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

Confidential

1	Details of the person discharging managerial responsibilities / persons closely associated
a)	Name	Vandita Pant
2	Reason for the notification
b)	Position/status	PDMR (Chief Financial Officer)
c)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BHP Group Limited
b)	LEI	WZE1WSENV6JSZFK0JC28
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.
a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4
b)	Nature of the transaction

3.  The acquisition of 26,197 ordinary shares in BHP Group Limited following the vesting of share awards under the Management Award Plan and 17,834 ordinary shares in BHP Group Limited following the vesting of share awards under the Cash and Deferred Plan.

4.  The on-market sale of 2,784 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Transaction	Price	Volume
		1.	N/A	44,031
		2.	AUD $42.83	2,784
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1. 2024-10-31 2. 2024-10-31
f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (ASX)

Authorised for release by Stefanie Wilkinson, Group Company Secretary

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 4, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary